EXHIBIT 99.1

Smackover Lithium Reports Highest Lithium Brine Grade in SWA Project Area as FEED Studies Nearing Completion

LEWISVILLE, Ark., July 15, 2025 (GLOBE NEWSWIRE) -- Smackover Lithium, a Joint Venture (“JV”) between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI) and Equinor, is pleased to announce that it has completed sampling from its newest exploration well, the Lester well, in the South West Arkansas (SWA) Project area, and has recorded the highest lithium concentration reported to date from the SWA Project area; 616 mg/L lithium in brine.

The Lester well was completed in the second quarter of this year and concludes all sub-surface exploration activities for Phase 1 of the SWA Project. The location of the Lester well in relation to the SWA Phase 1 Project is shown in Figure 1 below, and an aerial photograph of the Lester well and associated pad is shown in Figure 2.

Sampling of brines from the upper Smackover Formation was completed by the Company, and subsequent analysis of the brine by an independent third-party certified laboratory demonstrated significantly higher than expected lithium concentrations in the Lester brine, marking the highest lithium grade reported for the SWA Project. The summarized lithium brine analyses are provided in Table 1 below which highlights the average lithium concentration from three brine samples was 582 mg/L.

Dr. Andy Robinson, President and COO of Standard Lithium stated, “The Smackover Lithium team has now completed all the fieldwork and testing required for Phase 1 of the SWA Project. We completed this final well in a part of the project area where we expected the lithium concentration to be approximately 500 mg/L, so we’re encouraged with these latest sampling results that show the highest lithium concentrations in the whole SWA Project area (maximum 616 mg/L), demonstrating a marked improvement from levels in the existing world-class lithium brine resource.

With all of the fieldwork complete, the joint Smackover Lithium team is working to complete the FEED study, with a Definitive Feasibility Study expected later in the third quarter of this year. The completion of these studies will represent a significant milestone as the team rapidly advances Phase 1 of the SWA Project through off-take negotiations and project finance towards a Final Investment Decision targeted by year-end 2025.”

Figure 1: SWA Project, Phase 1 Reynolds Unit and Location of Lester Well

Table 1: Lester Well Lithium Brine Analyses in SWA Phase 1 Project Area

Sample Name [1]	Lithium mg/L

Lester 2 #1	559
Lester 2 #2	571
Lester 2 #5	616
Average Concentration [2]	582

Notes:  Analyses conducted at WETLAB (Western Environmental Testing Laboratory) - 475 E Greg St, Suite 119, Sparks NV 89431.
[1] Sample names are as reported by the independent third party laboratory. Samples #3 and #4 were a blank sample and a synthetic spike sample, used for laboratory data verification and QA/QC purposes. They are omitted here for clarity.
[2] A simple average concentration is provided from the Lester well for illustrative purposes of the general lithium brine quality in the Lester well. Porosity-weighted averages will be used in future resource quality estimates.

Figure 2: Aerial Photo of Lester Well in SWA Phase 1 Project

Notes:  Photograph is taken looking approximately northeast across the Lester well-pad.

Qualified Person

Steve Ross, P.Geol., a Qualified Person as defined by NI 43-101, has reviewed and approved the relevant scientific and technical information that forms the basis for this news release. Mr. Ross is a consultant to the Company.

About Smackover Lithium

Smackover Lithium is a joint venture between Standard Lithium and Equinor. Formed in May 2024, Smackover Lithium is developing two Direct Lithium Extraction (“DLE”) Project Companies in southwest Arkansas and east Texas. Standard Lithium owns a 55% interest and Equinor holds the remaining 45% interest in the two Project Companies, with Standard Lithium maintaining operatorship.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor ASA, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas.

Standard Lithium trades on both the TSXV and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and has offices in more than 20 countries worldwide. Equinor’s partnership with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor

Investor Inquiries

Dan Rosen
Standard Lithium Ltd.
+1 604 409 8154
investors@standardlithium.com

Media Inquiries

media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, the timeline for completion of a Definitive Feasibility Study for the SWA Project, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

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